SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Asta Funding, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

Ricky Stern GMS Family Investors LLC 210 Sylvan Avenue Englewood Cliffs, New Jersey 07632 (201) 567-5648
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 871,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 871,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 871,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,968,882 (1)

	8.	Shared Voting Power 561,868

	9.	Sole Dispositive Power 1,968,882 (1)

	10.	Shared Dispositive Power 561,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,750 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) This amount includes 871,500 shares of Common Stock held by GMS Family Investors LLC.

CUSIP No. 0462220109

Explanatory Note:

GMS Family Investors LLC (“GMS”) and Ricky Stern (“Ricky Stern” and together with GMS, the “Reporting Persons”) are filing this Amendment No. 5 to report their respective beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof and to amend certain other information set forth below in their Schedule 13D filed with the U.S. Securities and Exchange Commission on May 30, 2003, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 27, 2000, Amendment No. 2 filed with the SEC on August 5, 2016, Amendment No. 3 filed with the SEC on March 2, 2017, and Amendment No. 4 filed with the SEC on March 13, 2017 (as so amended, the “Schedule 13D”). Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D, as previously filed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

The Reporting Person has elected to participate in a non-binding proposal (the “Proposal”) put forth by Gary Stern, the Reporting Person’s father, to acquire all of the outstanding Shares of the Issuer at a cash purchase price of $10.75 per Share. The Proposal is attached as Exhibit 99.1 to Amendment No. 10 to Gary Stern’s Schedule 13D. The terms and the conditions of the Reporting Person’s participation have not yet been determined, and the Reporting Person may refrain from participation should such terms and conditions not be deemed acceptable to the Reporting Person. The Reporting Person and Gary Stern may be deemed a group for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares, and such group has beneficial ownership of 4,218,227 Shares, or 61.8% of the Issuer’s outstanding Shares of common stock in the aggregate.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to add the following:

(a) – (b)

i.     GMS

GMS has sole voting and dispositive power with respect to the 871,500 Shares of Common Stock (13.3%) reported being beneficially owned by GMS.

ii.     Ricky Stern

As of the close of business as of November 21, 2019, Ricky Stern had:

1.     Sole power to vote or direct vote: 1,968,882

2.     Shared power to vote or direct vote: 561,868

3.     Sole power to dispose or direct the disposition: 1,968,882

4.     Shared power to dispose or direct the disposition: 561,868

The aggregate number of Shares that may be deemed to be beneficially owned by Ricky Stern as of the date hereof is 2,530,750, which constituted 38.2% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

The Shares with respect to which Ricky Stern may be deemed to have shared voting and dispositive power consist of (i) 318,590 Shares held by the Ricky Stern 2012 GST Trust for which he is a co-trustee and (ii) 243,278 Shares held by the Emily Stern 2012 GST Trust for which he is a co-trustee.

Note: This Item 5 corrects previously reported amounts. After a review of stockholder records, the Issuer and the Reporting Persons determined that such records had failed to properly reflect the cancellation of certain certificates once held directly by the Reporting Persons, incorrectly allocated certain shares of Common Stock to the Reporting Persons upon dissolution of the Stern Family 2000 Trust in May, 2003, and incorrectly reported the indirect beneficial ownership of Ricky Stern resulting from the holdings of the Emily Stern 2012 GST Trust, for which Ricky Stern serves as co-trustee. The changes reflected in this Amendment No. 5 to Schedule 13D (an overall decrease in aggregate beneficial ownership by 63,214 Shares) represents a correction of such holdings and not changes resulting from any purchase, sale or other disposition by the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2019

GMS Family Investors LLC

By:	/s/ Ricky Stern
Name: Ricky Stern
Title: Manager

/s/ Ricky Stern
Ricky Stern